TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IFRS for the year ended December 31, 2013 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of February 18, 2014. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

HIGHLIGHTS - CONTINUED	4

REVIEW OF OPERATIONS	5

REVIEW OF PROJECTS	8

MARKET REVIEW	9

FINANCIAL PERFORMANCE	10

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS	15

FINANCIAL CONDITION REVIEW	16

SELECTED ANNUAL INFORMATION	19

FOURTH QUARTER RESULTS	20

SUMMARY OF QUARTERLY RESULTS	26

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	27

CHANGE IN ACCOUNTING POLICIES	28

FINANCIAL INSTRUMENTS	30

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	31

RELATED PARTY TRANSACTIONS	31

NON-GAAP PERFORMANCE MEASURES	33

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for 10 years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper/molybdenum mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands)	2013	2012	Change	2013	2012	Change
Revenues	94,916	62,878	32,038	290,056	253,607	36,449
Earnings from mining operations before depletion and amortization*	24,969	14,528	10,441	77,000	81,340	(4,340)
Earnings from mining operations	15,285	7,387	7,898	42,933	60,314	(17,381)
Net earnings (loss)	(9,756)	(5,514)	(4,242)	(34,839)	(9,139)	(25,700)
Per share - basic (“EPS”)	(0.05)	(0.03)	(0.02)	(0.18)	(0.05)	(0.13)
Adjusted net earnings (loss)*	834	(2,680)	3,514	(14,027)	8,700	(22,727)
Per share - basic (“adjusted EPS”) *	(0.00)	(0.01)	0.01	(0.07)	0.05	(0.12)
EBITDA *	11,107	2,230	8,877	20,021	18,502	1,519
Adjusted EBITDA *	16,954	6,009	10,945	39,498	42,290	(2,792)
Cash flows provided by operations	32,791	12,999	19,792	67,587	68,187	(600)

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2013	2012	Change	2013	2012	Change
Tons mined (millions)	21.5	17.9	3.6	89.4	66.2	23.2
Tons milled (millions)	7.6	4.2	3.4	24.5	16.3	8.2
Production (million pounds Cu)	33.5	21.3	12.2	121.4	89.8	31.6
Sales (million pounds Cu)	37.0	23.0	14.0	113.8	89.5	24.3

Operating Data (Gibraltar - 100% basis)	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Copper concentrate
Production (million pounds Cu)	33.5	36.7	28.1	23.2	21.2
Sales (million pounds Cu)	37.0	26.6	27.8	22.4	23.0
Inventory (million pounds Cu)	10.1	13.6	3.5	3.3	2.5
Per unit data (US$ per pound) *
Operating costs of production*	$1.88	$1.95	$2.09	$2.28	$2.47
By-product credits	(0.18)	(0.04)	(0.15)	(0.21)	(0.17)
Net operating costs of production *	$1.70	$1.91	$1.94	$2.07	$2.30
Off-property costs	0.44	0.30	0.40	0.38	0.42
Total operating costs *	$2.14	$2.21	$2.34	$2.45	$2.72

*Non-GAAP performance measure. See page 33 on this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Annual Highlights

  The second line of the Gibraltar concentrator two line facility was completed on time and on budget, and produced first concentrate in March 2013. The new facility has reached design capacity and the focus is now on optimizing copper recovery circuits and improving mechanical availability on both lines;

  Annual copper production at Gibraltar increased to 121.4 million pounds (100% basis) in 2013, a 35% increase over 2012;

  Total sales for 2013 were 113.8 million pounds of contained copper in concentrate (100% basis) 27% higher than 2012. Year-end copper inventories were 10.1 million pounds, which is higher than normal due to poor weather conditions at sea delaying the final 2013 shipment;

  The Gibraltar mining fleet has been expanded to meet the new concentrator’s production capacity resulting in a 35% increase in tonnes mined over 2012;

  Higher copper production and cost efficiency programs at Gibraltar resulted in a significant downward trend in unit production costs during 2013. Total operating costs for 2013 were US$2.27 per pound, a 4% decrease over the US$2.36 per pound for 2012;

  Cash flows from operations were $67.6 million in 2013. This amount was offset by capital expenditures, primarily for the remaining concentrator #2 construction payments and debt service costs of $42.6 million, resulting in a net decrease in cash and equivalents of $52.1 million during the year; and

  Panel hearings for the New Prosperity project concluded on August 23, 2013. The Review Panel’s report was made public on October 31, 2013. The Government of Canada has a maximum of 120 days from the publication date to decide if it should grant the necessary authorizations for the project to proceed.

Fourth Quarter Highlights

  Total sales for the fourth quarter of 2013 were 37.0 million pounds of copper, up 60% over the same quarter last year;

  The trend of declining operating costs per unit continued in the fourth quarter with a total cost per pound produced of US$2.14, compared to US$2.72 in the fourth quarter of 2012;

  Cash flow from operations in the fourth quarter of 2013 was $32.8 million, up 152% from the fourth quarter in 2012; and

  Molybdenum recovery increased to 34.8% in the fourth quarter of 2013 from 17.5% in the third quarter of 2013.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

During 2013 Gibraltar completed the ramp up of concentrator #2, which is now operating at design capacity. The new mill moves Gibraltar from a single line 55,000 ton per day plant to a dual line 85,000 ton per day plant, with a corresponding increase in mine fleet to accommodate this additional capacity. A new molybdenum separation facility was also installed, commissioned and is currently undergoing ramp up.

The 2014 focus for Gibraltar will be to increase mechanical availability, optimize copper recovery circuits and advance cost efficiency programs designed to decrease the production cost per pound of copper.

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	YE 2013	YE 2012	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Tons mined (millions)	89.4	66.2	21.5	22.6	22.7	22.6	17.9
Tons milled (millions)	24.5	16.3	7.6	6.8	5.8	4.3	4.2
Strip ratio	3.2	3.0	3.9	2.6	3.3	3.3	2.9
Copper concentrate
Grade (%)	0.293	0.314	0.270	0.315	0.281	0.318	0.298
Recovery (%)	84.4	85.6	81.7	85.9	85.8	84.8	84.8
Production (million pounds Cu)	121.4	87.8	33.5	36.7	28.1	23.2	21.2
Sales (million pounds Cu)	113.8	89.5	37.0	26.6	27.8	22.4	23.0
Inventory (million pounds Cu)	10.1	2.5	10.1	13.6	3.5	3.3	2.5
Copper cathode
Production (million pounds)	-	1.9	-	-	-	-	0.2
Sales (million pounds)	-	2.1	-	-	-	-	0.5
Molybdenum concentrate
Grade (%)	0.011	0.011	0.010	0.012	0.011	0.011	0.009
Recovery (%)	27.1	36.0	34.8	17.5	26.4	38.2	31.0
Production (thousand pounds Mo)	1,452	1,317	480	284	333	355	223
Sales (thousand pounds Mo)	1,263	1,325	499	110	317	337	215
Per unit data (US$ per pound) *
Operating costs of production*	$2.03	$2.19	$1.88	$1.95	$2.09	$2.28	$2.47
By-product credits *	(0.14)	(0.23)	(0.18)	(0.04)	(0.15)	(0.21)	(0.17)
Net operating costs of production *	$1.89	$1.96	$1.70	$1.91	$1.94	$2.07	$2.30
Off-property costs	0.38	0.40	0.44	0.30	0.40	0.38	0.42
Total operating costs *, **	$2.27	$2.36	$2.14	$2.21	$2.34	$2.45	$2.72

*Non-GAAP performance measure. See page 33 on this MD&A
**2012 numbers have been restated to reflect the adoption of a new accounting policy for capitalized stripping costs. See note 27 of our consolidated financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Fourth quarter results

In the fourth quarter 2013, Gibraltar mined 21.5 million tons a 20% increase over tons mined in the fourth quarter of 2012 and consistent with the mining rate in the previous quarters of this year. During the quarter, mining operations transitioned into a lower grade portion of the Granite Pit, where the copper grade is approximately 10% lower than the life of mine reserve grade.

Total mill throughput for the fourth quarter was 7.6 million tons, an increase of 82% over tons milled in the fourth quarter 2012. Feed from the stockpile was used to supplement the ore from Granite Pit causing a slight decrease in head grade.

Total copper production for the quarter was 33.5 million pounds, a 58% increase over pounds produced in the fourth quarter of 2012. This significant increase in production was achieved even though recoveries were lower than previous quarters and the combined availability of the two concentrators averaged 86%, below the target of 93.5% .

Molybdenum recoveries were 34.8% for the fourth quarter; much improved over the previous quarter. Molybdenum production for the fourth quarter was 480,000 pounds, an improvement of 69% on the previous quarter and a 115% increase over the fourth quarter of 2012. Commissioning of the new molybdenum plant is ongoing with targeted recoveries at 50%.

Net operating cash costs of production*per pound
(Q3 2013 compared to Q4 2013)

*Non-GAAP performance measure. See page 33 on this MD&A

A driver of the declining unit cost trend during 2013 is the Company’s continued advancement of cost reduction programs and ongoing optimization of copper recovery circuits. In the fourth quarter of 2013, net operating costs per pound of copper produced were US$1.70, a 11% decrease over the US$1.91 per pound in the third quarter 2013. This decrease was primarily due to increased by-product credits and capitalized stripping, partially offset by lower copper production.

The increase in molybdenum by-product credits was due to the improved performance in the new molybdenum plant. Additionally, the fourth quarter had higher than normal stripping activities, hence capitalized stripping increased yielding a $0.30 per pound produced positive impact on total operating costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The impact of increased by-product credits and capitalized stripping was partially offset by a decline in copper production. Production in the fourth quarter was 33.5 million pounds, down 9% from the third quarter primarily due a drop in head grade, which lead to a drop in recovery. The drop in head grade was due to the stockpile feed and ore from the lower grade portion of the Granite pit.

Off-property costs, including transportation, treatment and refining charges, for the fourth quarter of 2013 were $0.44 per pound produced, compared to $0.30 per pound in the previous quarter and $0.42 per pound produced in the fourth quarter of 2012. Off property costs are driven by sales volume and timing of shipments, and as such are subject to fluctuation. The total operating costs, including off-property costs, for the fourth quarter of 2013 were $2.14 per pound produced, comparable to the $2.21 per pound produced in the third quarter of 2013 and down from $2.72 per pound produced in the fourth quarter of 2012.

Full-year results

In 2013, Gibraltar mined 89.4 million tons of material; a 35% increase over tons mined in 2012. The strip ratio of 3.2 was consistent with the 2012 result.

During 2013 Gibraltar milled 24.5 million tons, a 50% increase over the tons milled in 2012. The ramp up of concentrator #2 to full production was completed and the operational focus shifted to optimizing the performance of both concentrators. These initiatives, which focus on copper recoveries, ore blending and mill availability are intended to achieve further increases to copper production and lower unit operating costs.

Copper production in 2013 was 121.4 million pounds, an increase of 35% compared to the prior year production of 89.8 million pounds. Molybdenum production during 2013 was 1.2 million pounds which was consistent with production in 2012.

Gibraltar’s SX/EW plant remained temporarily idle in 2013 and is expected to restart in the spring of 2014.

Net operating cash costs of production* per pound
(2012 compared to 2013)

*Non-GAAP performance

In 2013, net operating cash costs per pound of copper produced was US$1.89, a 4% decrease over the US$1.96 averaged during the prior-year. The decrease in net operating cash cost in 2013 was primarily driven by the increased copper production realized through bringing Gibraltar concentrator #2 online. The unit cost of maintenance, labour and consumables increased due to the commissioning of the new concentrator. These higher unit costs associated with the commissioning and ramp up period have started to decline in the second half of 2013.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

By-product credits in 2013 were affected by the lower recoveries and the declining molybdenum price. Molybdenum recoveries are increasing as the commissioning of the new plant continues and are now trending towards the 50% target.

Off-property costs, including transportation, treatment and refining charges, for 2013 were $0.38 per pound produced, compared to $0.40 per pound in 2012. Off property costs are driven by sales volume and timing of shipments, and as such are subject to fluctuation. The total operating costs, including off-property costs, for 2013 were $2.27 per pound produced, down from $2.36 per pound produced in 2012.

REVIEW OF PROJECTS

New Prosperity project

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel established for the federal environmental assessment of the project. Following submission of additional information requested by the panel, public hearings were conducted in Williams Lake and surrounding First Nation communities from July 22 to August 23, 2013. The panel subsequently prepared their report and submitted it to the Federal Minister of the Environment on October 31, 2013.

The panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas but found significant adverse environmental effects were likely in relation to three areas; (i) water quality in Fish Lake and Wasp Lake, (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems, and (iii) Tsilhqot’in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On November 29, 2013 the Company commenced a federal judicial review, seeking to set aside certain findings of the panel report. The Company is asking the court for a declaration that certain panel findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness.

The Government of Canada is required to make a decision on the Project by February 28, 2014.

Aley project

The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve. Work is continuing on metallurgical flow sheets, engineering and environmental studies.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

Copper prices

Figure 1: Average monthly spot copper prices (USD per pound) (Source: Bloomberg)

In the fourth quarter copper prices were relatively flat, ending the three-month period 2% higher at US$3.34. It was the second straight quarter of average pricing increases. A key factor in the copper price is LME copper inventories. These inventories have been in decline since the middle of the year and this trend continued in the fourth quarter. Global LME inventories declined a further 31% in the quarter alone, down to 366,000 tonnes, which represents about six days of global copper demand. Rapid inventory declines are not unusual but typically have a positive effect on copper pricing, unlike in today’s circumstance where pricing is trending sideways.

One factor that may be contributing to the flat pricing environment is an anticipated small copper supply/demand surplus in 2014 and 2015. While there are concerns that production from new copper mines could put the market into a surplus, if historical operating reliability factors are used and recent demand strength continues, the market could quite easily fall back into a deficit position.

Molybdenum prices

Figure 2: Average monthly molybdenum oxide prices (USD per pound) (Source: Bloomberg)

Molybdenum provides a significant by-product credit in our net operating cash costs of production.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Foreign exchange rates

Figure 3: Average monthly USD exchange rates (CAD/USD) (Source: Bloomberg)

Since early 2013 the Canadian dollar has been on a weakening trend, which has continued into early 2014. This trend has yielded positive results for our operations which are affected by the Canadian dollar/US dollar exchange rate. Our product sales are denominated in US dollars while the majority of our operating expenses are denominated in Canadian dollars.

Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on operating results and an effect on the net operating costs of production in US$ per pound.

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations decreased to $42.9 million in 2013 from $60.3 million in 2012, primarily due to lower copper prices and increased depreciation expense. Copper sales volumes increased to 85.3 million pounds in 2013 from 67.1 million pounds in 2012, a 27% increase as a result of increased production from the Gibraltar Mine expansion which ramped up during 2013. However, the increased volumes were partially offset by lower realized copper prices which declined to $3.27 per pound in 2013 from $3.61 per pound in 2012. Earnings from mining operations in 2013 were also impacted by a $13 million increase in depletion and amortization expense due to the commissioning of concentrator #2 and the increased production.

For the 2013 financial year the Company realized a net loss of $34.8 million ($0.18 per share), compared to a net loss of $9.1 million ($0.05 per share) in 2012. 2013 was a ramp up year for the Company with the completion of its 75% owned Gibraltar mine expansion and progressing the New Prosperity project through environmental assessment. The net loss in 2013 was impacted by the reduction in earnings from mining operations, and a $14 million write-down of marketable securities, a $12 million unrealized foreign exchange loss on the Company’s US dollar denominated debt, and increased finance expenses.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Year ended
	December 31,
(Cdn$ in thousands)	2013	2012	Change
Net (loss) earnings	(34,839)	(9,139)	(25,700)
Unrealized loss (gain) on derivatives	(6,159)	24,801	(30,960)
Unrealized foreign exchange (gain) loss	12,082	643	11,439
Gain on sale of marketable securities and dividend income	-	(1,418)	1,418
Write down of marketable securities	13,984	-	13,984
Unrealized (income) loss on dual currency deposits	-	(239)	239
Non-recurring adjustment to interest on royalty obligation	4,918	-	4,918
Non-recurring other expenses (income)	(430)	-	(430)
Estimated tax effect of adjustments	(3,583)	(5,948)	2,365
Adjusted net earnings (loss) *	(14,027)	8,700	(22,727)

*Non-GAAP performance measure. See page 33 on this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of our copper put options during the period.

During the year the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down of $13,984 (2012 – nil) on its marketable securities.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period.

The adjustment to interest on royalty obligation relates to a change in the calculation of non-cash accretion expense.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production operations of a surface mine. Refer to the cost of sales discussion below for more information.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Year ended
	December 31,
(Cdn$ in thousands)	2013	2012	Change
Copper in concentrate	277,091	232,604	44,487
Copper cathode	33	5,444	(5,411)
Total copper sales	277,124	238,048	39,076
Molybdenum concentrate	9,550	12,228	(2,678)
Silver contained in copper concentrate	3,382	3,331	51
	290,056	253,607	36,449
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	82,194	64,486	17,708
Copper cathode	-	1,540	(1,540)
Total copper sales	82,194	66,026	16,168
Average realized copper price (US$ per pound)	3.27	3.61	(0.34)
Average LME copper price (US$ per pound)	3.32	3.61	(0.29)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for 2013 increased by $39.1 million, or 16%, over the prior-year period, due to a 24% increase in copper sales volumes offset by a 9% decrease in average realized copper prices. Average realized copper price was US$3.27 per pound for 2013, which was 9% less than the $3.61 in 2012.

Molybdenum revenues for 2013 totaled $9.6 million, a decrease of 22% over the $12.2 million for 2012. The decrease in revenues was due to a combined effect of both a 5% decrease in sales volumes and the weakening molybdenum oxide prices, down 15% from the monthly average price of US$11.44 per pound, a year ago.

Cost of sales
	Year ended
	December 31,
(Cdn$ in thousands)	2013	2012	Change
		(Restated
		note 27)
Direct mining and processing costs	190,276	147,611	42,665
Treatment and refining costs	17,291	12,628	4,663
Transportation costs	18,029	14,006	4,298
Changes in inventories of finished goods and WIP	(12,540)	(1,978)	(10,837)
Production costs	213,056	172,267	40,789
Depletion and amortization	34,067	21,026	13,041
Cost of sales	247,123	193,293	53,830

Contributing to the year-over-year increase in cost of sales for 2013 was a 35% increase in tons mined. For the 2013 financial year, direct mining and processing costs increased by 29% over 2012 as a result of the 35% increase in copper production.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Depletion and amortization expenses have increased year-over-year, reflecting the commissioning of concentrator #2 and the relating increased production levels.

Although absolute costs have increased as a result of the higher production levels at Gibraltar, direct mining costs per pound are down by 4% compared to 2012.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production plans of a surface mine. Prior to the change, there was no IFRS standard on this matter and we followed the standard that existed under prior Canadian GAAP, which limited capitalization of such costs. The change should improve conformity and comparability between mining companies subject to IFRS and place us on the same footing as our international peers.

Figures for 2012 have been restated so that all figures are presented on a comparable basis. This new standard results in a decrease in production costs and an increase in depletion and amortization expense. The effect of the new standard for 2012 and 2013 is set out in the table below:

(Cdn$ in thousands)	Year ended December 31, 2013
	2013	2012
Additional amounts capitalized	17,721	10,908
Additional depletion and amortization	(3,123)	(801)
Inventory change	(334)	(106)
Decrease in cost of sales	14,264	10,001
Tax effect	(4,992)	(3,475)
Increase in net income	9,272	6,526

Other expenses (income)
		Year ended
	December 31,
(Cdn$ in thousands)	2013	2012	Change
General and administrative	16,236	19,084	(2,848)
Exploration and evaluation	10,294	17,807	(7,513)
Other operating expenses (income):
Realized loss on copper derivative instruments	10,530	5,010	5,520
Unrealized (gain) loss on copper derivative instruments	(6,159)	24,801	(30,960)
Other expense (income)	(1,491)	(653)	(838)
	2,880	29,158	(26,278)

The $2.8 -million decrease in general and administrative expenses during the year 2013 is primarily due to a decrease in share-based compensation costs, over 2012.

Decreased exploration and evaluation expenses period over period is primarily due to our New Prosperity and Aley projects entering into less cash intensive activities. The New Prosperity project was progressing through the environmental assessment and federal panel process during 2013. The Aley Niobium project focused on interpreting the 2012 drilling program results and moving toward publishing a 43-101 compliant reserve statement.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The $6.2 million unrealized gain is a result of $2.6 million in unrealized losses due to changes in the fair value of the put options for the 2014 production and $8.7 million in unrealized gains on the 2013 contracts. During 2013, the Company purchased put options for 32.9 million pounds of 2014 copper production. The puts were purchased at premiums ranging between US$0.14 per pound and US$0.09 per pound.

Marketable securities

During the year ended December 31, 2013, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required for all but one investment. The write down reflected the decline in market value of these investments which is representative of the recent decline in equity market valuations for junior mining companies. Accordingly, the Company recorded a write down of marketable securities of $14 million (2012 – nil). Subsequent to this write down the investment in a private company’s subscription receipts was reviewed and valued based upon a recent third party transaction and as a result was written up through other comprehensive income in the third quarter of 2013 by an amount of $6.2 million (2012 – nil).

Finance income & expenses

Finance expenses for the year ended December 31, 2013, increased by $11.1 million, compared to 2012. This is due to an increase in interest expense on new capital leases and secured equipment loans. In addition, the Company has ceased capitalizing interest on the construction of concentrator #2, due to its commissioning during the first quarter.

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, gains and losses on the dual currency deposits, as well as gains on the sale of marketable securities. For 2013, finance income is lower compared to the prior-year, mostly due to the lower levels of cash invested in the dual currency deposits. In addition for 2012, a $1.4 million gain was recognized on the sale of marketable securities.

Income tax

			Year ended
	December 31,
(Cdn$ in thousands)	2013		2012		Change
Current expense (recovery)	(16,704)		1,153		(17,857)
Deferred expense (recovery)	19,363		(569)		19,932
	2,659		584		2,075
Effective tax rate	(8.30%	)	(6.80%	)
Canadian statutory rate	25.8%		25.0%
BC Mineral tax rate	9.6%		9.8%

The Company recognized an overall income tax expense in 2013 of $2.7 million (2012 - $0.5 million). The current tax recovery in 2013 is mainly due to the company’s ability to carry back a non-capital loss generated in 2013 back to the 2010 taxation year, when the company was taxable and paid cash taxes. Approximately $17.9 million (2012 – nil) of the Current tax receivable represents the tax benefit of the 2013 non-capital loss to be carried back to 2010.

The Company recognized a deferred tax expense of $19.3 million in 2013 (2012 – $0.6 million recovery) to reflect the reversal of temporary differences associated with Property, plant and equipment and the Reclamation obligation which had the overall effect of increasing the Deferred income tax liability to $97.3 million (2012 - $76.5 million)

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The effective tax rate for 2013 was lower than the statutory rate of 35.37% . Permanent differences related to non-deductible share-based compensation, unrealized losses on marketable securities and unrealized foreign exchange on debt combined with items that are not deductible for BC Mineral tax purposes had the effect of reducing the effective tax rate by 32.1% . In addition, the company did not recognize certain temporary tax assets which reduced the effective rate by a further 9.0% . Changes in the statutory tax rate and other items further reduced the difference by 2.6%, which was the result of the provincial corporate tax rate increase from 10% to 11% announced on April 1, 2013.

The effective tax rate for 2012 was lower than the statutory rate primarily due to permanent differences related to stock based compensation and unrealized foreign exchange on debt along with items that are not deductible for BC Mineral tax purposes. Unrecognized tax benefits and the change in corporate tax rates accounted for the remainder of the difference.

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation of the current year financial statements, the Company determined that the effective interest rate associated with the Company’s royalty obligation (see note 17(a) of the Company’s consolidated financial statements) had been calculated incorrectly at inception and the accretion included in finance expense for the period from inception in 2004 through 2013 was incorrect. The Company has determined the cumulative impact of the difference in accretion at the revised rate of 6.21% compared to the original calculated rate of 2.20% . This correction has resulted in an increase to the royalty obligation of $22.7 million and an increase in deferred tax liabilities of $1.5 million as at January 1, 2012 and December 31, 2012 with an offsetting adjustment to retained earnings of $24.2 million. The impact on the comparative statement of comprehensive income (loss) for the year ended December 31, 2012 was not material.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2013	2012*	Change
Cash and equivalents	82,865	134,995	(52,130)
Other current assets	146,073	93,713	52,360
Non-current assets	678,580	647,542	31,038
Other assets	62,710	120,198	(57,488)
Total assets	970,228	996,448	(26,220)
Current liabilities	116,909	75,213	41,696
Long-term debt	259,515	234,793	24,722
Other liabilities	167,588	240,861	(73,273)
Total liabilities	544,012	550,867	(6,855)
Equity	426,216	445,581	(19,365)
Working capital	112,029	153,495	(41,466)
Net debt	199,275	117,865	81,410
Total common shares outstanding (millions)	193.4	190.9	2.5

* Certain 2012 figures have been restated, see notes 2 and 27 of the Company’s consolidated financial statements

Taseko’s asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total liabilities decreased slightly from $550.8 million at December 31, 2012 to $544.0 million as at December 31, 2013. Current liabilities increased by $41.7 million, due to the movement of $47.1 million in royalty obligations from long-term to current, offset by a $16.1 million decrease in current payables. Long-term liabilities, excluding the royalty obligation increased by $8.9 million; $24.7 million increase in long-term debt (including the impact of translation), a $20.8 million increase in deferred tax liabilities, offset by a $36.8 -million decrease in the provision for the environmental rehabilitation (PER).

The PER valuation was adjusted during 2013 for changes in estimated cash flows required to discharge the liability, along with a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates increased to 3.2% at December 31, 2013 compared to 2.4% at December 31, 2012. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are very sensitive to changes in discount rates.

As at February 18, 2014, there were 193,731,955 common shares outstanding. In addition, there were 9,745,500 director and employee stock options. More information on these instruments and the terms of their exercise is set out in note 21 of the Financial Statements.

Liquidity, cash flow and capital resources

At December 31, 2013, the Company had cash and equivalents of $82.9 million, as compared to $135.0 million at December 31, 2012. The decrease has primarily been driven by the investment in mine infrastructure and associated equipment in connection with the Gibraltar mine expansion. We maintained our strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Operating cash flow for 2013 was an inflow of $67.6 million compared to an inflow of $68.2 million for the prior-year. The similar operating cash flow is a product of higher copper sales by volume with a lower per unit cost of production offset by a lower realized sale price.

Cash used in investing activities for 2013 was $93.9 million, of which $98.5 million was invested in property, plant and equipment, $9.5 million in long-term prepaid for electrical infrastructure and $7.6 million in financial assets, offset by $20.1 million in proceeds on the redemption of highly-liquid money market instruments. Cash used in investing activities for 2012 was $169.9 million principally due to the purchase of plant, property and equipment for the GDP3 expansion for $192.9 million and investments in financial assets for $27.8 million, offset by the sales of financial assets of $54.4 million. Investment in financial assets included marketable securities and copper put options.

Cash used for financing activities for 2013 was $28.5 million, primarily due to combined debt repayment and interest charges of $42.7 million, offset by $11.3 million in debt issuance and $2.8 million in proceeds on the issuance of common shares. Cash used for financing activities for 2012 was $36.1 million. Included in 2012 is the repurchase of common shares for $20.9 million and a combined $32.3 million for debt repayment and interest charges, offset by $15.5 million in debt issuance and $1.6 million in proceeds from share issuance.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into on our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Hedging strategy

The hedging program was implemented in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, the Company’s strategy has been to hedge a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. The following table shows the commodity contracts that were outstanding as at the date of this document.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Notional amount	Strike price	Term to maturity	Original cost
At February 18, 2014
Commodity contracts
Copper put option	12.0 million lbs	US$3.00	Q1 2014	$1.6 million
Copper put option	13.6 million lbs	US$3.00	Q2 2014	$1.5 million
Copper put option	14.6 million lbs	US$3.00	Q3 2014	$1.2 million

The Company spent $1.5 million and $3.2 million to purchase Copper put options in the three and twelve month periods ended December 31, 2013 respectively. Subsequent to year-end, the Company spent $1.2 million to acquire additional put options at $3.00/lb. for the third quarter of 2014.

Commitments and contingencies

The Company expects to incur capital expenditures during the next five years for both the Gibraltar mine and other projects. The other projects are at various stages of development, from preliminary exploration through to permitting. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past key decision hurdles.

At December 31, 2013, capital commitments in respect of the Gibraltar mine totaled $2.9 million on a 100% basis. The Company’s share of these commitments was $2.2 million at year end.

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75% . The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued interest. The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock.

	Payments due
($ in thousands)	2014	2015	2016	2017	2018	thereafter	Total
Debt *:
Repayment of principal	22,625	19,254	16,925	12,635	2,352	212,720	286,511
Interest	19,860	18,724	17,734	16,922	16,522	4,808	94,570
PER **	-	-	-	-	-	69,673	69,673
Operating leases	2,271	466	322	267	267	667	4,260
Capital expenditures ***	2,192	-	-	-	-	-	2,192
Marketable security investment	5,000	-	-	-	-	-	5,000
Other expenditures ****	63,854	-	-	-	-	-	63,854

* Debt is comprised of senior notes, capital leases and secured equipment loans.
** Provision for environmental rehabilitation – Amounts presented in the table represents the expected cost of environmental rehabilitation without considering the effect of discount or inflation rates.
*** Purchase obligations for capital commitments include only those items where binding commitments have been entered into.
**** Other expenditure commitments include the purchase of goods and services, royalty obligations and exploration activities. Actual timing of payment for royalty obligations may differ. Amounts estimated based on expected future production levels.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

(Cdn$ in thousands, except per share amounts)	2013	2012	2011
Revenues	290,056	253,607	251,866
Net (loss) earnings	(34,839)	(9,139)	26,974
Per share – basic	(0.18)	(0.05)	0.14
Per share – diluted	(0.18)	(0.05)	0.14

	As at December 31,
	2013	2012*	2011
Total assets	970,228	996,448	994,732
Total long-term financial liabilities	260,080	292,655	264,482

* Certain 2012 figures have been restated, see notes 2 and 27 of the Company’s consolidated financial statements

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

	Three months ended
Consolidated Statements of Comprehensive Income		December 31,
(Cdn$ in thousands, except per share amounts)	2013	2012*

Revenues	94,916	62,878
Cost of sales
Production costs	(69,947)	(48,350)
Depletion and amortization	(9,684)	(7,141)
Earnings from mining operations	15,285	7,387

General and administrative	(3,886)	(5,981)
Exploration and evaluation	(2,594)	(1,837)
Other expenses	(1,546)	(4,040)
Write down of marketable securities	(5)	-
	7,254	(4,471)

Finance expenses	(11,404)	(2,730)
Finance income	1,134	2,009
Foreign exchange gain (loss)	(5,621)	(1,136)
Loss before income taxes	(8,637)	(6,328)

Income tax recovery (expense)	(1,119)	814
Net income (loss) for the period	(9,756)	(5,514)

Other comprehensive income (loss):
Unrealized losses on available-for-sale financial assets, net of tax	(131)	(3,474)
Total other comprehensive income (loss) for the period	(131)	(3,474)

Total comprehensive income (loss) for the period	(9,887)	(8,988)

Earnings (loss) per share
Basic	(0.05)	(0.03)
Diluted	(0.05)	(0.03)

Weighted-average shares outstanding (thousands)
Basic	192,983	190,676
Diluted	192,983	190,676

*2012 numbers have been restated to reflect the adoption of a new accounting policy for capitalized stripping costs. See note 27 of our consolidated financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended
Consolidated Statements of Cash Flows		December 31,
(Cdn$ in thousands)	2013	2012*
Operating activities
Net loss for the period	(9,756)	(5,514)
Adjustments for:
Depletion and amortization	9,770	7,298
Income tax expense (recovery)	1,119	(814)
Share-based compensation	466	1,636
Change in fair value of copper put options	1,584	3,951
Finance expenses (income)	10,270	7,478
Unrealized foreign exchange loss (gain)	6,382	2,035
Write down of marketable securities	5	-
Other operating activities	(72)	(6)
Net change in non-cash working capital	13,023	(3,065)
Cash provided by operating activities	32,791	12,999

Investing activities
Purchase of property, plant and equipment	(13,040)	(73,691)
Investment in financial assets	(3,501)	(5,136)
Interest received	59	212
Proceeds from financial assets	-	57
Investment in long-term prepaids	-	(4,335)
Other investing activities	-	290
Cash used for investing activities	(16,482)	(82,603)

Financing activities
Repayment of debt	(5,921)	(3,984)
Interest paid	(9,054)	(8,272)
Common shares issued for cash	632	390
Proceeds from debt issuance	-	15,491
Cash provided by (used for) financing activities	(14,343)	3,625

Effect of exchange rate changes on cash and equivalents	1,069	220
Increase (decrease) in cash and equivalents	3,035	(65,759)
Cash and equivalents, beginning of period	79,830	200,754
Cash and equivalents, end of period	82,865	134,995

*2012 numbers have been restated to reflect the adoption of a new accounting policy for capitalized stripping costs. See note 27 of our consolidated financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings

Earnings from mining operations increased to $15.3 million in the fourth quarter of 2013 from $7.4 million in the fourth quarter of 2012, primarily due to increased copper sales by volume, partially offset by lower copper prices and increased depreciation expense. Copper sales volumes increased to $27.7 million pounds in 2013 from $17.2 million pounds in 2012, a 61% increase as a result of increased production from the Gibraltar Mine expansion which ramped up during 2013. However, the increased volumes were partially offset by lower realized copper prices which declined to $3.18 per pound in 2013 from $3.48 per pound in 2012. Earnings from mining operations* in 2013 were also impacted by a $2.5 million increase in depletion and amortization expense due to the commissioning of concentrator #2 and the increased production.

In the fourth quarter of 2013, the Company realized net loss of $9.7 million ($0.05 per share), compared to a net loss of $5.5 million ($0.03 per share) in the fourth quarter of 2012.

Included in net loss are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended
	December 31,
(Cdn$ in thousands)	2013	2012	Change
Net loss	(9,756)	(5,514)	(4,242)
Unrealized loss (gain) on derivatives	(607)	2,319	(2,926)
Unrealized foreign exchange (gain) loss	6,449	1,929	4,520
Gain on sale of marketable securities	-	(541)	541
Write down of marketable securities	5	-	5
Unrealized (income) loss on dual currency deposits	-	72	(72)
Non-recurring adjustment to interest on royalty obligation	4,918	-	4,918
Estimated tax effect of adjustments	(175)	(945)	770
Adjusted net earnings (loss) *	834	(2,680)	3,514

*Non-GAAP performance measure. See page 33 on this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended
	December 31,
(Cdn$ in thousands)	2013	2012	Change
Copper in concentrate	90,151	59,013	31,138
Copper cathode	-	1,176	(1,176)
Total copper sales	90,151	60,189	29,962
Molybdenum concentrate	3,819	1,756	2,063
Silver contained in copper concentrate	946	933	13
	94,916	62,878	32,038
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	27,041	17,089	9,952
Copper cathode	-	337	(337)
Total copper sales	27,041	17,426	9,615
Average realized copper price (US$ per pound)	3.18	3.48	(0.30)
Molybdenum concentrate	374	161	213

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Revenues for the fourth quarter 2013 increased by $31.0 million, or 51%, compared to revenues in the prior-year period as a result of a higher volume of copper sales. The Company’s average realized copper price of US$3.18 per pound for the fourth quarter 2013 was 9% lower than the $3.48 per pound in 2012.

Molybdenum revenues totaled $3.8 million in fourth quarter 2013 which is 117% higher than the prior-year quarter due to a 132% increase in sales volumes compared to the prior year quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended
	December 31,
(Cdn$ in thousands)	2013	2012	Change
		(Restated note 27)
Direct mining costs	49,413	39,219	10,194
Treatment and refining costs	6,120	3,098	3,022
Transportation costs	5,512	3,516	2,271
Changes in inventories of finished goods and WIP	8,902	2,517	6,110
Production costs	69,947	48,350	21,597
Depletion and amortization	9,684	7,141	2,543
Cost of sales	79,631	55,491	24,140

The 44% increase in cost of sales reflects the 55% increase in copper sales volumes in fourth quarter 2013 compared to the prior-year quarter. Contributing to the year-over-year increase in direct mining and processing costs for the fourth quarter was a 20% increase in tons mined. In addition, direct mining and processing costs for the fourth quarter 2013 compared to the prior-year quarter were negatively impacted by higher labour, maintenance and external services. Although absolute costs have increased as a result of the higher production levels at Gibraltar, direct mining costs per pound are down by 20% compared to the fourth quarter of 2012.

Depreciation expenses during the fourth quarter have increased year-over-year, reflecting an increase in assets placed into service. Treatment and refining costs and transportation costs have slightly increased, consistent with the increase in pounds sold.

It should also be noted that 2012 comparative figures have been adjusted to reflect a change in International Financial Reporting Standards (“IFRS”) regarding stripping costs in the production plans of a surface mine. This new standard results in a decrease in production costs and an increase in depletion and amortization expense. The effect of the new standard for 2012 and 2013 is set out in the table below:

	Three months ended
(Cdn$ in thousands)	December 31, 2013	December 31, 2012
Additional amounts capitalized	8,372	2,172
Additional depletion and amortization	(883)	(364)
Inventory change	(334)	(211)
Decrease in cost of sales	7,155	1,597
Tax effect	(2,504)	(558)
Increase in net income	4,651	1,039

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses (income)
	Three months ended
		December 31,
(Cdn$ in thousands)	2013	2012	Change
General and administrative	3,886	5,981	(2,095)
Exploration and evaluation	2,594	1,837	757
Other operating expenses (income):
Realized (gain) loss on copper derivative instruments	2,191	1,632	559
Unrealized (gain) loss on copper derivative instruments	(607)	2,319	(2,926)
Other expenses (income)	(38)	89	(127)
	1,546	4,040	(2,494)

The decrease in general and administrative expenses during the fourth quarter 2013 is primarily due to the lower share-based compensation expenses, consulting and regulatory fees for the quarter over the prior year period.

Exploration and evaluation expenses during fourth quarter 2013 were attributable to work performed at the Aley project and the New Prosperity project. During fourth quarter 2013, $1.1 million was spent on Aley and $1.2 million was spent on the New Prosperity project compared to $1.2 million spent on Aley and $0.6 million spent on New Prosperity project in the fourth quarter of 2012.

The decrease in other operating expenses for the fourth quarter 2013, over the same quarter of 2012 is primarily attributable to gains and losses associated with the copper hedge program.

Finance income and expenses

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, gains and losses on the dual currency deposits, as well as gains on the sale of marketable securities. During the fourth quarter 2013, income from these items decreased compared to the prior-year period mostly due to the lower levels of cash invested in the dual currency deposits.

Finance expenses for the fourth quarter 2013 increased by $8.7 million over the fourth quarter of 2012. This is due to an increase in interest expense on new capital leases and secured equipment loans. In addition, the Company has ceased capitalizing interest on the construction of concentrator #2, due to its commissioning during the first quarter of 2013.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Three months ended
	December 31,
(Cdn$ in thousands)	2013		2012	Change
Current expense (recovery)	(4,450)		(2,723)	(1,727)
Deferred expense	5,569		1,909	3,660
	1,119		(814)	1,933
Effective tax rate	(13.0%	)	12.9%
Canadian statutory rate	25.8%		25.0%
BC mineral tax rate	9.6%		9.8%

The income tax expense for fourth quarter 2013 primarily resulted from income being offset by non-deductible expenses including royalty accretion and foreign exchange devaluation.

Liquidity, cash flow and capital resources

The Company’s primary source of liquidity is operating cash flow. In the fourth quarter of 2013, operating cash flow of $32.8 million compared to $13.0 million for the prior-year period.

Cash used in investing activities in the fourth quarter of 2013 amounting to $16.5 million was mainly due to capital expenditures, which include capitalized stripping of $8.4 million and purchase of financial assets of $3.5 million.

Cash used for financing activities was $14.3 million for the fourth quarter 2013 resulting from debt principal and interest payments of $15 million offset by proceeds from share issuance of $0.6 million.

SUMMARY OF QUARTERLY RESULTS

	2013				2012
($ in thousands,
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	94,916	66,799	68,191	60,150	62,878	60,999	74,377	55,353
Net earnings (loss)	(9,756)	120	(14,721)	(10,482)	(5,514)	(3,133)	5,761	(6,253)
Basic EPS	(0.05)	(0.00)	(0.08)	(0.05)	(0.03)	(0.02)	0.03	(0.03)
Adjusted net earnings (loss) *	834	(1,851)	(10,177)	(2,833)	(2,680)	2,453	5,867	3,060
Adjusted basic EPS *	(0.00)	(0.01)	(0.05)	(0.01)	(0.01)	0.01	0.03	0.02
EBITDA *	11,107	14,028	(2,884)	(2,230)	2,230	137	17,219	(1,085)
Adjusted EBITDA *	16,954	11,400	3,175	7,969	6,009	7,585	17,361	11,333

(US$ per pound, except where indicated)
Realized copper price *	3.18	3.33	3.16	3.47	3.48	3.64	3.52	3.87
Total operating costs *	2.14	2.21	2.34	2.45	2.72	2.50	2.05	2.18
Copper sales (million pounds)	27.0	18.9	20.1	16.1	17.4	16.1	19.8	12.7

*Non-GAAP performance measure. See page 33 on this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Financial results for the last eight quarters reflect: volatile copper prices that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing absolute production costs caused by increasing production.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 3.5 of the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CHANGE IN ACCOUNTING POLICIES

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation of joint ventures is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement should be classified as a joint operation. The Company arrived at this conclusion through assessing the Joint Venture Formation and Operating agreements in place.

Due to the terms of the Gibraltar Joint Venture Formation and Operating agreements, the Company includes in its financial information 75% of all assets, liabilities, revenues and expenses, including associated financial information, of the Joint Venture. There was no material impact on the Company’s financial statements from the adoption of IFRS 11.

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs during the production phase. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are capitalized within Mineral Properties and depreciated over the life of the respective component based on units of production.

Based on the Company’s analysis, the identified components of the ore body are to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with the mine and how the Company plans its mining activities. Under IFRIC 20, the Company recognizes stripping assets when the following three criteria are met:

  it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
  the entity can identify the component of the ore body for which access has been improved; and
  the costs relating to the stripping activity associated with that component can be measured reliably.

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 27 of the Company’s consolidated financial statements. The 2012 comparative information contained in these financial statements has been restated for the adoption of IFRIC 20.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Disclosures of interest in other entities

The Company adopted IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) on January 1, 2013. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption.

Fair value measurement

The Company adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The adoption of IFRS 13 did not have an effect on the consolidated financial statements. IFRS 13 disclosures can be found in note 25 of the Company’s consolidated financial statements.

Consolidated financial statements

The Company adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”) on January 1, 2013 with retrospective application. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.

Based on the Company’s analysis, IFRS 10 did not have an impact on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the Company’s subsidiaries or investees.

Income statement presentation changes

The Company has separated depletion and amortization from other items comprising cost of sales in the statement of comprehensive income (loss) for the current and comparative periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity hedging derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in note 25(f) to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in note 25 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to notes 3 and 25 of the consolidated financial statements.

Summary of Financial Instruments	Carrying amount	Associated Risks
Financial assets
Loans and receivables
Cash and equivalents	82,865	Interest rate Credit
Accounts receivable	4,532	Credit Market
Promissory note	63,483	Interest rate
Available-for-sale
Shares	4,951	Market
Subscription receipts	12,400	Market
Reclamation deposits	25,872	Market
Fair value through profit and loss (FVTPL)
Copper put option contracts	1,295	Liquidity Market Credit
Financial liabilities
Accounts payable and accrued liabilities	26,864	Currency Interest rate
Senior notes	208,349	Currency
Capital leases	46,812	Interest rate
Secured equipment loans	26,979	Currency Interest rate
Royalty obligation	63,854	Interest rate

TASEKO MINES LIMITED
Management’s Discussion and Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

As disclosed in Note 2 to the consolidated financial statements, the Company has restated the comparative financial statements to reflect the cumulative impact of an error in accretion rates applied to the Company’s Red Mile royalty obligation since inception of the arrangement in 2004. The restatement was identified as a result of management reassessing the historical accounting for this complex transaction. Management has therefore reviewed other legacy transactions and reevaluated the respective accounting treatments and is satisfied that no other changes were required. There has been no other change in our internal control over financial reporting that occurred during the quarter ended December 31, 2013 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

The Company’s management, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report, and have concluded that they were effective.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program. During 2013, the Company incurred total compensation expenses of $8.6 million for its key management personnel compared to $9.2 million in 2012.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2013, the Company issued 133,333 DSUs to directors. The DSUs were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at December 31, 2013 was 133,333 units.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During 2013, the Company incurred general and administrative expenses of $2.5 million, and exploration and evaluation expenses of $1.1 million with HDSI. This compares to general and administrative expenses of $1.9 million, exploration and evaluation expenses of $0.5 million in 2012.

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. During the year 2013, the Company has earned $1.0 million of other operating income for these services rendered, which was comparable to fees earned in 2012.

During the year, the Company invested $2.4 million in subscription receipts of a private company with directors in common which holds mineral property interests. The subscription receipts will be convertible into units comprised of shares, or shares and warrants. During the year, the Company invested $2.0 million in Curis Resources Ltd, a public company with one director in common, which holds mineral property interests.

Subsequent to year end the Company completed an additional investment in Curis Resources Ltd for $5 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing byproduct credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is net operating costs of production as well as offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2013	2012	2013	2012
Cost of sales	79,631	55,491	247,123	193,293
Less Depletion and amortization	(9,684)	(7,141)	(34,067)	(21,026)
Net change in inventory	(8,902)	(2,517)	12,540	1,978
Operating costs of production	61,045	45,833	225,596	174,245
Less by-product credits:
Molybdenum	(3,819)	(1,756)	(9,550)	(12,228)
Silver	(946)	(933)	(3,382)	(3,331)
Less offsite costs:
Treatment and refining costs	(6,120)	(3,098)	(17,291)	(12,628)
Transportation costs	(5,512)	(3,516)	(18,029)	(14,006)
Net operating costs of production	44,648	36,530	177,344	132,052
Total copper produced (thousand pounds)	25,136	16,015	91,110	67,348
Total costs per pound produced	1.78	2.28	1.95	1.96
Average exchange rate for the period (CAD/USD)	1.0498	0.9914	1.0301	0.9994
Net operating costs of production (US$ per pound)	1.70	2.30	1.89	1.96
Net operating costs of production	44,648	36,530	177,344	132,052
Add offsite costs:
Treatment and refining costs	6,120	3,098	17,291	12,628
Transportation costs	5,512	3,516	18,029	14,006
Total operating costs	56,280	43,144	212,664	158,686
Total operating costs (US$ per pound)	2.14	2.72	2.27	2.36

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2013	2012	2013	2012
Net earnings (loss)	(9,756)	(5,514)	(34,839)	(9,139)
Unrealized loss (gain) on derivatives	(607)	2,319	(6,159)	24,801
Unrealized foreign exchange (gain) loss	6,449	1,929	12,082	643
Gain on sale of marketable securities	-	(541)	-	(1,418)
Write down in marketable securities	5	-	13,984	-
Unrealized (income) loss on dual currency deposits	-	72	-	(239)
Non-recurring adjustment to interest on royalty obligation	4,918	-	4,918	-
Non-recurring other expenses (income)	-	-	(430)	-
Estimated tax effect of adjustments	(175)	(945)	(3,583)	(5,948)
Adjusted net earnings (loss)	834	(2,680)	(14,027)	8,700
Adjusted EPS	(0.00)	(0.01)	(0.07)	0.05

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2013	2012	2013	2012
Net earnings (loss)	(9,756)	(5,514)	(34,839)	(9,139)
Add:
Depreciation	9,770	7,298	34,508	21,684
Interest expense	11,108	2,205	23,553	12,041
Interest income	(1,134)	(945)	(5,860)	(6,668)
Income tax expense (recovery)	1,119	(814)	2,659	584
EBITDA	11,107	2,230	20,021	18,502
Adjustments:
Unrealized (gain)/loss on derivative instruments	(607)	2,319	(6,159)	24,801
Gain on sale of marketable securities	-	(541)	-	(1,418)
Foreign currency translation losses	6,449	1,929	12,082	643
Unrealized (income) loss on dual currency deposits	-	72	-	(238)
Write down in marketable securities	5	-	13,984	-
Non-recurring other expenses (income)	-	-	(430)	-
Adjusted EBITDA	16,954	6,009	39,498	42,290

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months
	ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2013	2012	2013	2012
Earnings from mining operations	15,285	7,387	42,933	60,314
Add:
Depletion and amortization	9,684	7,141	34,067	21,026
Earnings from mining operations before depletion and amortization	24,969	14,528	77,000	81,340